UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Data Storage Corporation

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23786 R 201

(CUSIP Number of Class of Securities)

Charles M. Piluso

Chief Executive Officer

Data Storage Corporation

225 Broadhollow Road, Suite 307

Melville, New York 11747

(212) 564-4922

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Kathleen A. Cunningham

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5175

☒

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Data Storage Corporation, a Nevada corporation (the “Company”), to repurchase from the Company’s shareholders up to 85% of the Company’s outstanding common stock, par value $0.001 per share (the “Common Stock”).

Attached is a press release providing a business update and reporting financial results for the Company’s three months and six months ended June 30, 2025, which describes the proposed divestiture of the Company’s cloud solutions business (the “Divestiture”), which is subject to approval by the Company’s shareholders, and assuming approval by its shareholders and consummation of the Divestiture, the commencement of a tender offer. The tender offer anticipates that the Company would repurchase from the Company’s shareholders up to 85% of the outstanding shares of the Company’s Common Stock using 85% of the Company’s cash on hand on the date the tender offer is commenced, inclusive of the net sale proceeds received in connection with the closing of the Divestiture.

The press release filed herewith is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer for the shares of Common Stock described in this filing has not commenced. At the time the offer is commenced, the Company will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”).

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents will be made available to all holders of shares of the Company’s Common Stock at no expense to them. The tender offer materials will be made available for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at www.dtst.com.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Press Release issued by Data Storage Corporation, dated August 14, 2025

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2025

DATA STORAGE CORPORATION
By:	/s/ Charles M. Piluso
Name:	Charles M. Piluso
Title:	Chief Executive Officer